Exhibit 99.1

Announcement

Cable & Wireless US business sale reaches completion

Cable and Wireless plc notes today, 8 March 2004, that SAVVIS Communications Corporation (NASDAQ: SVVS) ("SAVVIS Communications") has announced the completion of its purchase of substantially all of the assets of Cable & Wireless USA, Inc., Cable & Wireless Internet Services, Inc., and certain of their subsidiaries (together called Cable & Wireless America or CWA) for a sum of $155 million in cash and approximately $12.4 million of assumed liabilities. The sale was conducted pursuant to a court-supervised auction process under Section 363 of the US Bankruptcy Code. The sale proceeds will be applied to satisfy outstanding liabilities of CWA.

The following release was issued by SAVVIS Communications today:

ST. LOUIS, MO – March 8, 2004 – SAVVIS Communications Corporation (NASDAQ: SVVS), a leading global managed services provider, today announced that it has secured all regulatory approvals and closed its acquisition of the assets of Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc. (together, with certain of their affiliates, “Cable & Wireless America” or “CWA”).

With this closing, SAVVIS has acquired CWA’s Tier 1 IP network, long-term leases for 15 data centers, comprehensive consulting services, a substantial Fortune 500 customer base and a talented employee base. The acquired assets will add over 3,000 customers and the combined entity is currently projected to have annualized revenues of approximately $700 million by year-end 2004. The company believes that substantial infrastructure and operating synergies could be generated by this acquisition through the optimization of the combined network and hosting operations, and the elimination of duplicate staff functions.

“We are moving swiftly to integrate the highly complementary SAVVIS and CWA assets, and apply our business model to the combined enterprise,” said Rob McCormick, Chairman and Chief Executive Officer of SAVVIS. “We have added thousands of enterprise customers, high performance infrastructure, and outstanding consulting expertise. We are focused on continuing to provide the highest levels of service and a seamless transition for the CWA customer base. Going forward, we are excited to introduce this large base of enterprise customers to the benefits of virtualization as an option for high performance services and the potential for additional cost savings for their hosting, network and application services.”

As previously announced, to fund the purchase price and provide ongoing working capital for the CWA assets, SAVVIS has issued $200 million of subordinated debt financing and completed a sale lease-back of properties with DuPont Fabros for an additional $52 million. The subordinated debt bears interest at a 12.5% rate, payable-in-kind, is prepayable at par at any time within 360 days of issuance, after which the rate increases to 15%. Warrants to purchase SAVVIS Series B preferred stock that are convertible into common stock were issued in conjunction with this financing. All of the warrants have been exercised on a “cashless” basis and the outstanding shares of Series B preferred stock are convertible into a total of approximately 65.5 million shares of common stock upon SAVVIS stockholder approval at the May 11, 2004 shareholders’ meeting, after which SAVVIS will have a total of approximately 175 million common shares outstanding. Together with shares issuable pursuant to SAVVIS’ outstanding Series A preferred stock, the fully diluted shares outstanding of SAVVIS common stock will be approximately 507 million shares.

Continued

About SAVVIS

SAVVIS Communications (NASDAQ: SVVS) is a global IT Utility provider that leads the industry in delivering secure, reliable, and scalable hosting, network, and application services. SAVVIS’ strategic approach combines the use of virtualization technology, a utility services model, and automated software management and provisioning systems. This allows customers to focus on their core business while SAVVIS ensures the quality of their IT infrastructure. With its recent acquisition of the assets of Cable & Wireless America, SAVVIS becomes one of the worlds’ largest providers of IP computing services and the world’s third largest provider of hosting services. For more information about SAVVIS’ Managed Utility Services, visit: http://www.savvis.net. For more information about SAVVIS’ end-to-end media services platform including WAM!NET, visit: www.wamnet.com.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from SAVVIS’ expectations. Certain factors that could affect actual results are set forth as risk factors in SAVVIS’ SEC reports and filings, including its annual report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on February 24, 2004, and all subsequent filings. SAVVIS assumes no obligation to update or supplement forward-looking statements.

Ends.

Contacts:

Investor Relations
Louise Breen +44 (0) 20 7315 4460
Virginia Porter +1 212 551 3563

Media
Peter Eustace +44 (0) 20 7315 4495